Absolute Shares Trust
c/o Millington Securities, Inc.
331 Newman Springs Rd Suite 143
Red Bank, New Jersey 07701

January 5, 2026

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Absolute Shares Trust (the “Trust”)
File Nos. 333-192733 and 811-22917

Dear Ms. DiAngelo Fettig:

This correspondence is in response to comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR, Form N-1A and Form N-CEN filings for the series of the Trust and the fiscal year end June 30, 2025, as set forth in the table below (collectively, the “Funds”):

WBI BullBear Value 3000 ETF (WBIF)
WBI BullBear Yield 3000 ETF (WBIG)
WBI BullBear Quality 3000 ETF (WBIL)
WBI Power Factor® High Dividend ETF (WBIY)
WBI BullBear Trend Switch US 1000 ETF (WBIK)
WBI BullBear Trend Switch US 2000 ETF (WBIM)
WBI BullBear Trend Switch US 1000 Total Return ETF (WBIQ)
WBI BullBear Trend Switch US 2000 Total Return ETF (WBIS)

For your convenience, Staff comments have been reproduced with the Trust’s response following each comment.

Comment 1.The Staff notes that there is series and class information for 18 funds in EDGAR, but it appears some of those funds have merged or liquidated. Please update EDGAR to reflect the Trust’s current funds.

Response:    The Trust will make the requested updates to EDGAR.

Form N-PX Disclosures

Comment 2.Under Form N-1A Item 27(a)(i), Form N-PX is required to be posted to a Fund’s website. The Staff was unable to locate Form N-PX disclosures on the Funds’ website; please post the required Form N-PX disclosures.

Response    The Trust represents that the Funds will post the Form N-PX disclosures on the Funds’ website.

Tailored Shareholder Reports and Financial Statements

Comment 3.The N-CSR filing for the 6/30/25 period was filed after the 5:30 p.m. EST cutoff time. Please acknowledge the late filing.

Response:    The Trust acknowledges that the filing was filed after the 5:30 ET deadline and will endeavor to submit future filings before the deadline.

Comment 4.The Staff notes that, with respect to the Tailored Shareholder Report, the average annual total return charts for all the Funds’ indexes are all XBRL-tagged as “additional” indices, with none XBRL-tagged as “broad-based.” In future filings, please ensure the “broad-based” index is appropriately tagged.

Response:    The Funds will ensure the broad-based index is appropriately tagged in future filings.

Comment 5.The Funds’ Tailored Shareholder Reports lists the Funds’ principal exchange as the New York Stock Exchange, while Note 1-F references NYSE ARCA. Please ensure in future filings that the correct exchange is listed throughout the Tailored Shareholder Reports.

Response: The Funds will ensure the correct exchange is listed throughout the Tailored Shareholder Reports in future filings.

Comment 6.The Financial Statements state that certain Funds disclose return of capital distributions. Please explain why the return of capital distributions were not disclosed in the financial highlights as required by Item 13 of Form N-1A.

Response:    The return of capital distributions were not disclosed as they were deemed immaterial based on their size.

Comment 7.On Page 19 of the N-CSR, Footnote A indicates certain investments were fair-valued with NAV as the practical expedient. The disclosures required by ASC 606-10-50-6A when fair valuing with NAV as the practical expedient were not included. Please confirm that these disclosures will be included in future filings.

Response:    The Trust confirms that the required disclosures will be included in future filings.

Comment 8.The N-CSR indicates that each of the Funds has a defined expense limit, but it appears the Funds are waiving below the defined expense limits. Are there additional waivers that should be disclosed?

Response:    The Trust notes that the Funds were over the expense cap for part of the year and under the expense cap for part of the year. The Funds did not recoup enough to be at the expense cap and also did not have available funds to recoup early in the year, while under the expense cap. Therefore, the Trust can confirm that there are no additional waivers that should be disclosed.

Comment 9.On Page 22 of the NCSR, Note 5, there is an aging chart of expenses subject to recapture and it appears that some of the expenses subject to recapture through June 2028 are inconsistent with the amount of expenses that were waived for this year. Why are they different? In the same chart, the column of expenses recapturable through June 2027 does not seem consistent with the prior year’s N-CSR. Please explain the reason for the inconsistency.

Response:    The Trust notes that the Funds have two expense caps with expenses recapturable. The difference between what is shown on the financial statements and the footnote is due to the old expense cap expiring, and recoupments throughout the year.

Comment 10.On Page 24 of the N-CSR, there is a chart at the top of the page with footnote (a) that reads: “The collateral amounts may exceed the related net amounts of financial assets and liabilities presented in the statement of assets and liabilities, If this is the case, the total amount reported is limited to the net amounts of financial assets and liabilities with that counterparty.” Please confirm (1) that this statement is true and (2) that the footnote is appropriately tagged to this chart.

Response:    The Trust confirms that the statement is true and that the footnote is appropriately tagged to the chart.

Comment 11.With respect to the disclosure regarding the Board’s approval of the advisory agreement, the current disclosure does not meet the specificity required by Item 11. In future filings, please expand and provide a discussion of performance.

Response:    The Trust confirms that it will provide expanded disclosure in future filings.

Comment 12.In future filings, please provide a sufficient description of the nature of services for tax fees as required by Item 4(c).

Response:    The Trust confirms that it will provide a sufficient description of the nature of services for tax fees.

Prospectus Dated October 31, 2025

Comment 13.The prospectus states that the Funds participate in securities lending. Please explain whether securities lending should be disclosed in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.

Response:    The Trust notes that while the Funds may participate in securities lending, none of the Funds utilizes securities lending as a principal investment strategy. Accordingly, the Trust declines to add disclosure regarding securities lending to the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.

Comment 14.Going forward, please add disclosures to the fee tables describing any exclusions from the expense limitation agreements and briefly describe who can terminate the arrangement and under what circumstances.

Response:    The Trust confirms that it will include this disclosure in future filings.

Form N-CEN Report for Period Ending June 30, 2025

Comment 15.For the N-CEN internal control report for the 6/30/25 period one of the fund names is listed incorrectly. The WBI Power Factor® High Dividend ETF is written as WBI Power Fx High Dividend ETF. Please refile with the correct name.

Response:    The Trust will re-file the internal control report as requested.

Comment 16.The Staff notes that the Item C.7.k box, indicating reliance on Rule 6c-11, was not checked. Please confirm that this was correct.

Response:    The Trust confirms that this was in error and that it will check the box as applicable in future N-CEN filings.

Comment 17.The Staff notes that the Item C.3.e box, indicating that the Funds are funds-of-funds, was checked. Please confirm that this was correct.

Response:    The Trust confirms that this was in error and that it will not check the box in future N-CEN filings.

Comment 18.The Staff notes that there was no disclosure of expense recoupment in the financial statements, but that the Item C.8.d box, indicating that expenses previously waived were recouped during the period, was checked. Please confirm that this was correct.

Response:    The Trust confirms that this was correct. The Trust notes that disclosure of expense recoupment is included in the Statement of Operations in the line “Less: Fees (Waived)” and is disclosed on page 22 of the N-CSR.

Comment 19.The Staff notes that the Item C.7.n box, indicating reliance on Rule 18f-4, was checked. Please confirm that this was correct.

Response:    The Trust confirms that this was in error and that it will not check the box in future N-CEN filings.

* * *

If you have any questions regarding the above response, please do not hesitate to contact me at amber.kopp@usbank.com.

Very truly yours,

/s/ Amber C. Kopp

Amber C. Kopp
For U.S. Bank Global Fund Services

cc: Peter Shea, Esq.
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